Treasury - Investor Relations Department

VENDEXKBB

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street
WASHINGTON
U.S.A.



03050527



SEC MAIL PROCESSING
RECEIVED
MAY 15 2003
WASH. D.C.
188
SECTION

Date	Telephone number	Fax number	Reference
May 8,2003	+31-20 - 5490 509	+31 20 6461 099	T04-061/gl

SUPPL

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/20

File no. 82-412[illegible]

VENDEXKBB

PRESS RELEASE

Amsterdam, February 20, 2003

Brico activities in France and Portugal transferred to Leroy Merlin

Royal Vendex KBB N.V. has transferred the activities of the DIY group Brico Belgium S.A. in France and Portugal to the French company Leroy Merlin. The competition authorities in France and Portugal have recently given their approval for the transaction.

Last year Vendex KBB acquired Brico Belgium, which operates DIY-chains in Belgium (by the name Brico), France (OBI), Spain and Portugal (AKI). Vendex KBB kept the Belgian Brico activities and sold the French, Spanish and Portuguese parts to Leroy Merlin. After investigation by the European competition authorities the transaction has been remitted mid-December last year to the local authorities. Meanwhile in France and Portugal the investigation has been finalized and approval has been obtained. Investigation in Spain is still running.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, April 17, 2003

Vendex KBB takes over Leroy Merlin DIY chain in Belgium

Royal Vendex KBB N.V. has reached agreement on the acquisition of the Belgian activities of the French DIY chain Leroy Merlin. The chain consists of six DIY markets with garden center. The proposed transaction requires the approval of the Belgian competition authorities. The works councils involved have been informed today.

Vendex KBB will pay circa € 65 million for the Leroy Merlin chain (of which circa € 17 million for real estate). The DIY markets to be taken over, three of which are wholly owned, each cover an area of approximately 9,000 m² (of which 6,000 m² integral) and are situated in Brussels (Anderlecht), Bruges, Liege, Messancy (near Luxembourg), Chatelineau and La Louvière (near Charleroi). The six outlets account for consumer sales of circa € 135 million (fiscal year 2002). The Belgian Leroy Merlin business has a workforce of some 600 employees. The acquisition makes a direct contribution to Vendex KBB's net income.

The envisaged takeover is in line with Vendex KBB's strategy to expand its DIY operations internationally. A first step in this direction was taken last year with the takeover of the Belgian Brico chain (consumer sales for the fiscal year 2002/03 circa € 480 million). This made Vendex KBB one of the largest DIY players in the Benelux. With the addition of the six Leroy Merlin outlets Vendex KBB can further strengthen its international position in the DIY market.

In the Netherlands the Group exploits two DIY chains, Praxis and Formido, which together have more than 200 outlets. The Belgian Brico format has over 100 outlets. Partly as a result of the Brico takeover the net sales figure of Vendex KBB's DIY group rose in the fiscal year 2002/03 from € 737 million to € 1,066 million and the operating retail income rose by 37 % to € 78 million. The number of employees rose from some 2,600 to more than 4,200. The Dutch and Belgian DIY activities were combined last year in the Vendex KBB DIY Group, with the individual activities keeping their own managements, format name and commercial independence. This joining of forces is aimed in particular at securing purchasing advantages.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, April 8, 2003

Vendex KBB: progress in difficult environment

- **Higher results for HEMA, DIY, Fashion and Consumer Electronics**
- **Results V&D and Bijenkorf down**
- **Focus sharpened by substantial divestments; international expansion on track**
- **One-off gains and expenses affect operating income and net income**
- **Dividend unchanged € 0.51**

In an adverse economic climate Royal Vendex KBB N.V. delivered a satisfactory performance. HEMA, DIY, Fashion, and Consumer Electronics reported higher results. Brico contributed in line with expectations. The good progression shown by these activities was not sufficient, however, to compensate for the poorer figures of the formats V&D and Bijenkorf, the one-off expenditures involved in the revitalizing of V&D and the charges for the restructuring of the Group's ICT operations. The operating income of the continued activities amounted to € 138 million (last year € 206 million). Net income amounted to € 202 million (last year € 13 million).

Net sales of the continued activities amounted to nearly € 4.4 billion, which, on a comparative basis (52 weeks), represents a sales increase of more than 10%. This includes the Belgian DIY chain Brico, which was taken over as of April 1 of the fiscal year. Without the effect of this acquisition the sales increase was 2.3%. The business units Fashion (up 9.4%), Bijenkorf (up 5%), DIY (up 4% excluding Brico), HEMA (up 2.9%) and Consumer Electronics (up 1.7%) all showed growth. V&D's sales were down by 2.6%. The total number of outlets of the continued activities rose on balance by 136 (of which 101 Brico) to 1,673. The number of employees increased from 41,900 to 43,900.

Focus and international expansion

Important strategic steps were again taken in the past fiscal year. Highlights in the strategy execution after the merger were the streamlining of the large portfolio of retail formats and the international expansion of activities which are practically fully grown in the Netherlands and posses the potential to succeed abroad.

The divestiture of the fashion formats Kreymborg, Amici and Kien and the sale of FAO Schwarz in earlier years were followed in the reporting year by the closure of the telecommunication format Dixtone, the sale of six Group companies comprising ten retail formats to the international investment company CVC and the hiving off of America Today as an independent business. At the same time the activities possessing international potential were further developed. A major step

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

VENDEXBB

was the acquisition of the large Belgian DIY chain Brico, which provided the DIY business unit, hitherto oriented toward the Netherlands market, with the desired international dimension. The Fashion group accelerated its growth abroad. HEMA stepped up the rate of expansion in Belgium, and is currently testing the German market with three pilot outlets of different size.

COURSE OF BUSINESS PER BUSINESS UNIT

Improved insight into results

The table below shows the customary **income from operations** of the six business units. By way of supplementary information the last two columns show the **operating retail income**. This is the result that business units would obtain if they were to pay commercial market rents for all their store premises. As known, HEMA, Bijenkorf, and to a lesser extent V&D are the owners of part of their store properties. Unlike income from operations the operating retail income is readily comparable with that of the business units that do not own store property.

Insight is also given below into the return on the operating capital for retail business (the capital of the relevant business unit excluding real estate). The difference between the market rents imputed to HEMA, Bijenkorf and V&D for the store properties they own and owner's expenses (in particular depreciation) is shown separately as 'internal rental income' (see also the explanatory notes on page 8).

NET SALES AND OPERATING INCOME PER BUSINESS UNIT

Continuing activities	Net sales		Income from operations		Operating retail income	
(in millions of euros)	2002/03 52 weeks	2001/02 53 weeks	2002/03	2001/02	2002/03	2001/02
HEMA	933	924	54	48	37	32
V&D	856	890	−46	24	−59	12
Bijenkorf	420	406	12	26	2	17
Do-It-Yourself	1,066	737	78	57	78	57
Fashion	455	424	46	44	46	44
Consumer Electronics	589	590	25	14	25	14
Other activities / holding	38	47	−31	−7	−31	−7
Total continuing activities	**4,357**	**4,018**	**138**	**206**	**98**	**169**
Internal rental income			–	–	40	37
Operating income continuing activities			**138**	**206**	**138**	**206**

RETURN ON OPERATING RETAIL CAPITAL

(in percentages)	2002/03	2001/02
HEMA	29	27
V&D	−33	6
Bijenkorf	2	23
DIY	26	35
Fashion	46	46
Consumer Electronics	34	19

HEMA

HEMA booked a 13% higher income from operations of € 54 million. The format can look back on a trading year which was outstanding in every respect, with accelerated sales growth in the first three quarters and a last quarter in which sales rivaled the record figure achieved in the last quarter of 2001/02. The Belgian organization made a good contribution to the improvement of sales and results. In the latter part of 2002 HEMA opened two pilot outlets in Germany, followed by a third in March 2003.

V&D

V&D booked a negative income from operations of € 46 million (against € 24 million positive in the previous fiscal year). The figure includes a one-off expenditure of circa € 48 million incurred for the clearance of old inventories, the introduction of a new method of writing down inventories, store refurbishing and renewals, and sundry organizational adjustments, amongst others in the head office. Of this € 48 million an amount of € 25 related to inventories (of which € 7 million remained at the end of the year as a provision for obsolescence), € 18 million related to restructuring (of which € 14 million remained at year end as a provision) and € 5 million was spent on additional marketing efforts. For V&D 2002/03 was a transitional year. Starting from the current year new and faster changing collections, the contribution of A-brands, the revamping of store displays and a multi-channel communication strategy must result in a recovery of sales and operating income.

Bijenkorf

Bijenkorf's income from operations declined from € 26 million to € 12 million. In the course of the year the Bijenkorf stores felt the influence of the sharp decline of consumer confidence. Through pricing and promotion instruments the stores held on to sales growth, though at the expense of margin and consequently of operating income. The steep fall of operating income was partly attributable to the disappointing sale of Christmas gifts by Bijenkorf Business Cadeau. The adjustment of the composition and price structure of the brand portfolio and the reduction of costs in the head office and the store organization must lead to an improved trading result.

DIY

DIY's income from operations rose by 37% to € 78 million. The substantial increase is mainly related to the takeover of the Belgian Brico group. The existing DIY activities in the Netherlands (Praxis and Formido) also performed well, reporting an increase of nearly 11% in operating income. In the reporting year good progress was made in the establishment of close cooperation between the Dutch and Belgian organizations. It is expected that this will lead to purchasing advantages and to a further rise in sales and returns on investment.

Fashion

Fashion booked a 4.5% higher income from operations of € 46 million. Sales developed well, all quarters, except for the second quarter, showing double-figure growth. All formats contributed to the growth, especially Hunkemöller, which more than doubled its operating income. Claudia Sträter, too, recorded its all time best result. M&S Mode's result was lower than the exceptionally good result achieved in the previous fiscal year, largely because of the weak second quarter in the Netherlands and Belgium and the difficult market conditions in Germany. On the other hand, operations in France, where M&S Mode has strongly expanded, produced excellent results. At the end of the reporting year, M&S Mode started up with two pilot stores in Spain.

Consumer Electronics
The income from operations of the Consumer Electronics group showed a substantial rise to € 25 million (previous year € 14 million), thanks in part to the distinctly higher operating income of Dixons and the marked recovery of Modern Electronics' result. The group's result includes a one-off effect of on balance € 7 million euro. This consists of a net gain arising out of the termination of a contract for the distribution of mobile telephones, and of income and expenditure connected with the restructuring of Modern Electronics and the integration of the back office of this format into that of the It's organization.

Other activities / holding
Other activities / holding recorded a negative result of € 31 million (previous fiscal year € 7 million negative). Approximately € 20 million of the increase related to the operating loss and costs involved in the restructuring and streamlining of the Group's ICT activities. The activities concerned, which were initially divided over three locations, have been concentrated in a single center of expertise in Amsterdam. In the reporting year this led among other things to the sale of the ICT department in Sittard, which, after the divestment of various retail formats in the past years, was working mainly for third parties. The restructuring of the ICT activities is now virtually completed.

Operating income
The operating income of continued activities (including internal rental income) amounted to € 138 million (previous fiscal year € 206 million). Net income, however, was appreciably higher, standing at € 202 million against € 13 million last year. The income statement on page 6 indicates which elements are important in order to arrive at the net income from the operating income. On various lines there are distinct differences between the reporting year 2002/03 and the preceding fiscal year 2001/02. The most striking are those referring to Operating income of discontinued activities, Changes in value, Taxes and Extraordinary expenditure.

Operating income of discontinued activities
This item in the reporting year was shown as € 162 million positive and related mainly to the book profit on the sale of six companies to CVC and to the result of those companies attributable to the Group at the time they were transferred (July 31). The operating income of discontinued activities in the previous fiscal year (€ 119 million negative), referred mainly to the sale of FAO Schwarz in January 2002 and consisted of the operating losses of this American toy chain, the book loss on the sale and the costs involved in the closure of a large number of FAO Schwarz outlets. The previous year's result further included the operating income for 2001/02 of the companies divested in the reporting year.

Changes in value
This item is € 16 million negative compared with € 6 million positive in the previous reporting year. This relates chiefly to an exceptional decrease in the value of the Group's participating interests in a few Brazilian shopping centers, which were sold in the second half of the reporting year.

Taxes
The low figure for taxes (€ 35 million) in the reporting year is largely explained by the fact that no tax is payable on the book profit from the sale of the six Group companies to CVC. This item in the

previous fiscal year was mainly influenced by the fiscal consequences of the sale of FAO Schwarz (the final liquidation losses are deductable against income in the Netherlands), resulting in a substantial net tax gain of € 85 million.

Extraordinary expenditure

In the previous fiscal year an amount of € 73 million (after taxes € 48 million) was paid into the Group's pension funds and to an insurance company responsible for pension schemes. There were no extraordinary expenditures in the reporting year.

Net income

The largely non-recurring effects mentioned explain the significant increase in net income, from € 13 million last year to € 202 million in the reporting year. The figure for earnings per share this year is € 2.23 against € 0.13 in the previous fiscal year.

Dividend

After the transfer of € 156 million to reserves and distribution of 8% dividend on the preferred class B shares, € 46 million remains available for dividend on the common share certificates. Upon approval of the annual financial statements an unchanged dividend of € 0.51 per common share will be distributed. Of this € 0.18 was made payable as interim dividend in September 2002. The final dividend will be distributed fully in cash and made payable as of May 22, 2003.

Outlook

The economic outlook is somber. In the first months of the current year economic growth has practically come to a standstill. Consumer confidence has shown a further sharp decline in all countries of relevance to the Group.

In view of the extremely uncertain situation no statement can be made about the development of consumer spending to be expected in the countries where the Group is active. If the international political situation can be returned to normal within a few months and no further deterioration takes place in the volume of consumer spending, the development of results is expected to be as follows:

The operating income of HEMA, DIY and Fashion should remain at least at the same level. The operating income of V&D and Bijenkorf will show improvement. The operating income of Consumer Electronics, compared with the normalized figure for the reporting year (€ 18 million), will remain unchanged or fall slightly.

Capital expenditure in (in)tangible fixed assets will amount in the current year to circa € 240 million, which is expected to be financed entirely with the cash flow from business operations. The workforce (full-time job equivalent), disregarding acquisitions and/or divestments, will increase slightly as a consequence of expansion.

VENDEXBB

CONSOLIDATED INCOME STATEMENT

(in millions of euros, unless otherwise stated)	2002/03	2001/02
Net sales	**4,717**	**4,958**
Net sales continuing activities	*4,357*	*4,018*
Net sales discontinued activities	*360*	*940*
Operating income continuing activities	**138**	**206**
Amortization goodwill	– 7	0
Operating income discontinued activities	162	–119
Income from real estate	11	14
Total operating income	**304**	**101**
Financial income and expenditures	– 49	– 51
Changes in value	– 16	6
Income before taxes	**239**	**56**
Taxes	– 35	5
Participating interests	– 2	0
Income after taxes	**202**	**61**
Extraordinary expenditures (net)	–	– 48
Net income	**202**	**13**
Net income per common share	€ 2.23	€ 0.13
Dividend	€ 0.51	€ 0.51

CONSOLIDATED BALANCE SHEET (before net income appropriation)

(in millions of euros)	Jan. 31, 2003	Jan. 31, 2002
Intangible fixed assets	172	20
Tangible fixed assets	1,103	1,135
Financial fixed assets	55	53
Fixed assets	**1,330**	**1,208**
Inventories / debtors	866	949
Short-term liabilities	– 579	– 550
	1,617	**1,607**
Financed with:		
Net interest-bearing debt *	689	828
Provisions	381	383
Group equity	547	396
	1,617	**1,607**

* *Incl. subordinated debt and liquid funds*

VENDEXKBB

CONSOLIDATED CASH FLOW STATEMENT *(in millions of euros)*	2002/03	2001/02
Operating income	**304**	**101**
of which included in investment activities		
Operating income discontinued activities	162	– 119
Operating income continuing activities	**142**	**220**
Depreciation and amortisation	147	120
Movements operational working capital and other movements	31	– 76
Cash flow from business operations continuing activities	**320**	**264**
Financial income and expenditures / tax paid on income	– 76	– 53
Cash flow from operating activities	**244**	**211**
Cash flow from investment activities		
Net capital expenditures from continuing activities	–193	–173
Net divestments Group companies	162	19
Cash flow from financing activities		
Dividend and buy-back of own shares	– 54	– 85
Movements in long-term liabilities	–150	– 23
Balance of cash flows	**9**	**– 51**

STOCKHOLDERS' EQUITY STATEMENT *(in millions of euros)*	2002/03	2001/02
Balance at February 1	**396**	**478**
Net income	202	13
Dividend paid	– 35	– 37
Buy back shares	– 19	– 48
Other movements	3	– 10
Balance at January 31	**547**	**396**

OTHER INFORMATION (continuing activities)	2002/03	2001/02
Average number of common shares in issue (x million)	90.5	92.4
Net interest-bearing debts / EBITDAR (rent adjusted) *	3.2x	3.1x
EBITDAR / financial income & expenditures (rent adjusted) *	4.7x	5.0x
Gearing (net interest-bearing debts / stockholders' equity)	126%	209%
Operating margin (operating income excl. real estate / net sales)	3.2%	5.1%
Return on operating capital	11%	18%

** Excl. revitalization charge V&D; comparative figure not adjusted for changes in Group structure*

FINANCIAL AGENDA 2003

Publication date annual report 2002/03	28 April 2003
Publication sales figures first quarter 2003/04	14 May 2003
Annual General Meeting of Shareholders	14 May 2003
Ex-dividend date final dividend	16 May 2003
Final dividend made payable	as of 22 May 2003
Publication sales figures second quarter 2003/04	13 August 2003
Publication half-yearly report 2003/04	9 September 2003
Ex-dividend date interim dividend	10 September 2003
Interim-dividend made payable	as of 15 September 2003
Publication sales figures third quarter 2003/04	12 November 2003

REPORTING METHOD

Operating retail income
As known, the Vendex KBB Group is the owner of an extensive portfolio of real estate. This consists mainly of store property used by HEMA, Bijenkorf, and to a lesser extent, V&D. In the past the results and returns on investment of these three business units were really a combination of two activities: on the one hand the running of a retail business and, on the other, the exploitation of a real estate portfolio. These results and returns were therefore not readily comparable with those of DIY, Fashion and Consumer Electronics, which rent nearly all of their stores from third parties.

To meet these objections, insight is given into the income earned with the retail activities in the stores, based on commercial rents. HEMA, Bijenkorf and V&D are charged internally with the normal market rents for owned properties. In this way the effects of owning real estate are separated. This result is referred to as **operating retail income**.

At the same time the segmentation of results per business unit is now given a separate real estate segment, containing the owned properties of HEMA, Bijenkorf and V&D. The difference between the market rents charged to the relevant business units and the owner's expenses (depreciation and landlord's running costs) is shown in the real estate segment as **internal rental income**. In this way a clear picture is obtained of the earnings from real estate (internal rental income) and of the results of retail trading pure and simple (operating income from retail business). The sum of the operating retail income and the internal rental income is the operating income as shown in the Income Statement.

The measure of the return on the retail activities will be adjusted accordingly. The operating income from retail business is offset against **operating retail capital**. This capital does not include the book value of the owned real estate. Information about the return on the investment in real estate is given at Group level.

The changes described comply are known to be welcomed by the financial world and are in line with the already longer established internal method of reporting.

The table below gives the split of operating retail income and internal rental income for HEMA, V&D and Bijenkorf, together with the corresponding annual income figures reported in the previous fiscal year for these business units.

	HEMA		V&D		Bijenkorf	
	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
Operating retail income	37	32	– 59	12	2	17
Internal rental income	17	16	13	12	10	9
Income from operations	54	48	– 46	24	12	26

Adjustment for divestments
In the reporting year one format was discontinued (Dixtone). Six Group companies (Hans Anders Opticians group, Siebel Jewelers group, Kijkshop, Perry Sport, Prénatal and Scapino) were sold to CVC, and America Today became independent. The sales and results of the divested formats are accounted for under discontinued activities. For the purposes of comparison the figures of the business units to which the divested formats belonged (Fashion and Consumer Electronics) have been adjusted accordingly.

File no. 82_4120

VENDEXKBB

PRESS RELEASE

Amsterdam, April 28, 2003

Position of common share certificate holders to be improved

Vendex KBB cuts voting right on class B preferred shares

Royal Vendex KBB N.V. intends to reduce very substantially the voting right attached to the class B preferred share certificates and to bring it into line with the very small part of the company's value these shares represent. In the present situation more than 30% of the voting right is attached to these shares. As a consequence of a change in the administrative conditions of 'Stichting Administratiekantoor preferente aandelen B' the voting right carried by these shares is to be reduced to less than 1%, thus making it unnecessary to withdraw the class B preferred shares.

This measure is connected with the proposal to give a voting right to holders of common share certificates. In accordance with the proposed amendment of the Act relating to 'structure' companies in the Netherlands the articles of association of Vendex KBB will be altered such that certificate holders who wish to make use of the voting right will receive an unrestricted enabling power of attorney for the duration of the annual general meeting. Likewise in conformity with the legal amendment this possibility will be ruled out in the case inter alia of a hostile takeover bid. This does not affect the right of Vendex KBB certificate holders, provided they are natural persons, in all circumstances to exchange their certificates for vote-entitled shares up to less than 1% of the share capital.

The proposal to amend the articles of association will be dealt with at the General Meeting of Shareholders to be held on Wednesday May 14 next. The agenda for the annual meeting will be available as of today.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509